FORM 6K


SECURITIES & EXCHANGE COMMISSION
Washington, D.C.  20549

_____


REPORT OF A FOREIGN ISSUER
Pursuant to Rule 13a - 16  or  15d - 16
The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INC.  (File # 0-08797)
(Translation of the Registrant's Name into English   )

#309-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N6
(Address of principal Executive offices)

**Attachments:**

1.      Press Release(s) for July 2007

 Indicate by check mark whether the registrant files or will file annual reports under
cover Form 20F or Form 40F.

        FORM 20 F      X                                                 FORM 40F _____

Indicate by check mark whether the registrant by furnishing the information contained in
this Form is also thereby furnishing the information to the Commission pursuant to Rule
12g3 – 2 (b) under the Securities Act of 1934.

YES ___                                                                          NO      X

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly
caused this report to be signed on its behalf by the undersigned, thereunto duly
authorized.


                                                **ANGLO SWISS RESOURCES INC.**
                                                (Registrant)

Dated: August 6, 2007                    BY:    ***Chris Robbins***

                                                It's     Vice President
                                                        (Title)

ANGLO SWISS RESOURCES INC.
SUITE 309 - 837 WEST HASTINGS STREET
VANCOUVER, BC V6C 3N6
604-683-0484
Fax: 604-683-7497


August 6, 2007

Securities & Exchange Commission                    **VIA EDGAR**
450 Fifth Street N.W.
Washington, D.C.
USA  20549

Dear Sir or Madam:

RE:        ANGLO SWISS RESOURCES INC.
           SEC FILE NO.  0-08797
           FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British
Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

**ANGLO SWISS RESOUCES INC**.

*(s) Chris Robbins*

Per:    Chris Robbins
        Vice  President

**July 13, 2007**

**Anglo Swiss Resources Announces Private Placement**

**VANCOUVER, BRITISH COLUMBIA, July 13, 2007 -- Anglo Swiss Resources Inc. (TSX VENTURE: ASW) (OTCBB: ASWRF) (BERLIN: AMO)** announces it has entered into financing agreements to complete a private placement for proceeds of $1,000,000 through the issuance of 7,500,000 flow through units and 2,500,000 non-flow through units, both at 10 cents per unit, subject to regulatory approval.

Each FT unit will consist of one common share (the "FT Shares") and a one-half flow through warrant; each whole warrant is exercisable to purchase an additional FT Share at a price of 20 cents for one year from the closing date.

Each NFT unit will consist of one common share (the "NFT Shares") and a one-half warrant, each whole warrant is exercisable to purchase an additional NFT share at a price of 15 cents for six months from closing or at a price of 30 cents for 18 months from the closing date.

The proceeds of the private placement will be used for continued exploration on the Company's Canadian exploration properties that qualify for Canadian Exploration Expenses ("CEE") and for general working capital.

For further information, investors are asked to visit the Anglo Swiss Resources Investor Relations Hub at www.agoracom.com/IR/AngloSwiss or email to ASW@agoracom.com.

**About Anglo Swiss Resources, Inc.**

Anglo Swiss Resources is a Canadian mining company engaged in the acquisition and exploration of mineral properties. Its exploration properties include: four distinct claim groups located in the Lac de Gras region of the NWT (diamonds), and in south-eastern British Columbia the historic Kenville Gold Mine (copper, gold, silver and molybdenum), the Blu Starr Gemstone Property (sapphire, iolite, garnet and graphite) and the McAllister Pipe Property (lamproitic diatreme - diamonds).

To find out more about Anglo Swiss Resources, visit our website at www.anglo-swiss.com

*The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections. The TSX Venture Exchange has not reviewed this press release and neither approved nor disapproved the information contained in this press release.*

**CONTACT INFORMATION**

Corporate Inquiries

Len Danard
President & CEO
(604) 683-0484
(604) 683-7497 (FAX)
Email: info@anglo-swiss.com

Investor Relations

AGORACOM Investor Relations
ASW@agoracom.com
http://www.agoracom.com/IR/AngloSwiss

**July 16, 2007**

**Anglo Swiss Resources Details Geophysical and Diamond Drilling Program – Kenville Mine Property.**

**VANCOUVER, BRITISH COLUMBIA, July 16, 2007 -- Anglo Swiss Resources Inc. (TSX VENTURE: ASW) (OTCBB: ASWRF) (BERLIN: AMO)** is pleased to announce a proposed geophysical and diamond drilling program on its Kenville Mine property, located 10 kilometres west of Nelson, B.C.

The 2007 exploration program is designed to test a strong geochemical anomaly on the west side of Eagle Creek, previously explored by Teck Exploration Ltd (Teckcominco) in 1995 and 1996. The present exploration program will test mineral zones along an indicated 1 kilometre long zone, containing strongly anomalous values in gold, silver, copper and molybdenum.

Some highlights of the Teck drilling program included:

**1.03% copper, 8.18 g/t silver, 439 ppm Mo** across 8.7 metres in drill hole TK-95-03

**82.15 g/t gold, 34.1 g/t silver** across 0.25 metres in drill hole TK-95-05

**2289 ppm copper and 365 ppb gold** across 7.6 metres in drill hole TK96-05

Generally strong alteration is present throughout the majority of the Teck drill holes with locally strong concentrations of gold, copper, silver and molybdenum. The company believes that the past drilling, geochemical and geophysical programs are indicative of a potential porphyry system of significant extent and grade. The mineral system was only partially evaluated by past drilling programs, with the strongest part of the anomalous zone yet to be evaluated.

Exploration of the Kenville property will consist of geophysical surveys over the presently established geochemical grid and will consist of magnetometer and VLF-EM surveys on 100 metre line spacings throughout the 1 kilometre extent of the geochemically indicated mineral zone. Results of the geophysical work, in combination with past geochemical surveys will be used to design a diamond drilling program to test the mineral zone throughout it's indicated extent. At present, it is proposed that at least 7 drill holes will be carried out along the strike of the anomalous zone, totaling approximately 1500 metres of drilling.

*The preceding excerpts from the 1995 and 1996 Teck reports on the work programs on the Kenville property predate the NI 43-101 standards and are historical in nature. The Teck program consisted of 12 drill holes totaling 2,427 metres with a large percentage of the drill core assayed. The assays were numerous and ranged from no significant values up to what was considered even at that time to be of significant values.*

For further information, investors are asked to visit the Anglo Swiss Resources Investor Relations Hub at www.agoracom.com/IR/AngloSwiss or email to ASW@agoracom.com.

**About Anglo Swiss Resources, Inc.**

Anglo Swiss Resources is a Canadian mining company engaged in the acquisition and exploration of mineral properties. Its exploration properties include: four distinct claim groups located in the Lac de Gras region of the NWT (diamonds), and in south-eastern British Columbia the historic Kenville Gold Mine (copper, gold, silver and molybdenum), the Blu Starr Gemstone Property (sapphire, iolite, garnet and graphite) and the McAllister Pipe Property (lamproitic diatreme - diamonds).

To find out more about Anglo Swiss Resources, visit our website at www.anglo-swiss.com

The Contents of this release have been approved by Greg Thomson, PGeo., a Qualified Person as defined in NI 43-101.

*The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections. The TSX Venture Exchange has not reviewed this press release and neither approved nor disapproved the information contained in this press release.*

**CONTACT INFORMATION**

Corporate Inquiries

Len Danard
President & CEO
(604) 683-0484
(604) 683-7497 (FAX)
Email: info@anglo-swiss.com

Investor Relations

AGORACOM Investor Relations
ASW@agoracom.com
http://www.agoracom.com/IR/AngloSwiss

**July 31, 2007**

**Anglo Swiss Resources Retains Investor Awareness Inc. & Options Granted**

**VANCOUVER, BRITISH COLUMBIA, July 31, 2007 -- Anglo Swiss Resources Inc. (TSX VENTURE: ASW) (OTCBB: ASWRF) (BERLIN: AMO)** (the "Company") is pleased to announce subject to TSX Venture Exchange acceptance, it has retained the services of Investor Awareness Inc. ("Investor Awareness") of Chicago, IL as the company's investor relations consultant primarily to the expansive US based shareholders of the Company.

Investor Awareness will provide investor relations for an initial period of 6 months ending January 31, 2008. Thereafter, cancellation by either party requires a written notice of two weeks. Investor Awareness will be paid a monthly fee of US$7,000 plus allowable disbursements. Additionally, Investor Awareness will receive incentive stock options, subject to board and regulatory approvals, exercisable for a total 350,000 common shares of the Company at an exercise price of CDN$0.10.

**About Investor Awareness**

Chicago-based Investor Awareness, Inc. is a full service investor and media relations consulting firm, providing private and publicly traded companies with customized programs to generate awareness among members of the international financial community. Investor Awareness specializes in accelerating the growth in the value of small to midsize companies.

**Options Granted**

The Company has approved a new 2007 Stock Option Plan which provides up to 14,850,000 incentive options at its annual general meeting held June 18, 2007 and has received regulatory approval on July 18, 2007. The company has issued an additional 2,850,000 options under the plan in July at $0.10 per share to certain directors, officers and consultants to the Company vesting under the provisions of the 2007 Stock Option Plan.

**About Anglo Swiss Resources, Inc.**

Anglo Swiss Resources is a Canadian mining company engaged in the acquisition and exploration of mineral properties. Its exploration properties include: four distinct claim groups located in the Lac de Gras region of the NWT (diamonds), and in south-eastern British Columbia the historic Kenville Gold Mine (copper, gold, silver and molybdenum), the Blu Starr Gemstone Property (sapphire, iolite, garnet and graphite) and the McAllister Pipe Property (lamproitic diatreme - diamonds).

To find out more about Anglo Swiss Resources, visit our website at www.anglo-swiss.com

*The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections. The TSX Venture Exchange has not reviewed this press release and neither approved nor disapproved the information contained in this press release.*

**CONTACT INFORMATION**

Corporate Inquiries

Len Danard
President & CEO
(604) 683-0484
(604) 683-7497 (FAX)
Email: info@anglo-swiss.com

| Investor Relations | Investor Relations |
| Canada | United States |

| AGORACOM Investor Relations | Investor Awareness Inc. |
| ASW@agoracom.com | Tony Schor or Jim Foy, 847-945-2222 |
| http://www.agoracom.com/IR/AngloSwiss | http://www.investorawareness.com |